UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.___)*

Guess?, Inc. (Name of Issuer)

Common Stock
(Title of Class of Securities)
401617 10 5
(CUSIP Number)
Paul Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	Item 2(d)	☐
	Item 2(e)	☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 13,221,959

		8.	Shared Voting Power 9,089,298

		9.	Sole Dispositive Power 13,348,034

		10.	Shared Dispositive Power 10,933,660

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,281,694 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.0% (2)

14.	Type of Reporting Person (See Instructions) IN
______________________
(1) Includes 11,443,331 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2) Based on 63,850,699 shares of Common stock outstanding on August 29, 2020 according to information provided by the Issuer, including adjustments to reflect options exercisable within 60 days.

Introductory Note
The Reporting Person (as defined in Item 2 below) previously reported beneficial ownership of Common Stock (as defined in Item 1 below) of Guess?, Inc. in statements (including amendments thereto) on Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person is filing this Statement on Schedule 13D because, as a result of changes to the voting and/or investment power over the shares held by certain entities, the Reporting Person may be deemed to have acquired beneficial ownership of more than 2% of the outstanding Common Stock of Guess?, Inc. during the preceding twelve months.
Item 1.     Security and Issuer
This Schedule 13D relates to the common stock (the “Common Stock”) of Guess?, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1444 South Alameda Street, Los Angeles, CA 90021.
Item 2.     Identity and Background

(a)	Paul Marciano (the “Reporting Person”)

(b)	The Reporting Person’s business address is at 1444 South Alameda Street, Los Angeles, CA 90021.

(c)	The Reporting Person is the Chief Creative Officer and a Director of the Issuer. He joined the Issuer in 1981, two months after it was established.

(d)
and (e) The Reporting person has not, within the past five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanor) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Considerations
None
Item 4.     Purpose of Transaction
On August 18, 2020, the beneficial ownership of the Reporting Person increased by over 2%, necessitating a switch to reporting on Schedule 13D, as a result of changes to his investment and voting power that took effect when he was appointed co-trustee or co-investment manager of entities beneficially owned by his brother, Maurice Marciano. The appointments were made for financial planning purposes as Maurice Marciano undergoes rehabilitation from injuries sustained in a bicycle accident, as previously announced by the Issuer in a Current Report on Form 8-K filed on August 14, 2020.
The Reporting Person has played an integral role in the growth of the Issuer since 1981. He does not have present plans or proposals that relate to or would result in any of the following (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.
Item 5.    Interest in Securities of the Issuer

(a) The aggregate number of shares beneficially owned by the Reporting Person is 24,281,694 shares of Common Stock (including the right to acquire 240,225 shares within 60 days) which equals 38.0% of the 63,850,699 shares of

Common Stock that would be outstanding if all of the rights to acquire shares within 60 days were exercised. The aggregate number of shares beneficially owned by the Reporting Person includes 11,443,331 shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.

(b) The breakdown of voting and investment power is as follows:

Holder	Number of Shares		Voting Power	Investment Power
Paul Marciano	155,751		Sole	Sole
Maurice Marciano	8,294	(1)(2)	Shared	Shared
Paul Marciano Trust	9,966,935		Sole	Sole
Maurice Marciano Trust	4,598,087	(1)(2)	Shared	Shared
NRG Capital Holdings, LLC	1,481,700		Sole as to 370,425, none as to remainder	Sole
G Financial Holdings, LLC	170,666	(1)	None	Sole
G Financial Holdings II, LLC	339,005	(1)	None	Sole
Carolem Capital, LLC	1,500,000	(1)(2)	Sole as to 1,125,000, shared as to 375,000	Shared
Next Step Capital, LLC	103,801	(1)(2)	Sole as to 92,401, shared as to 11,400	Shared
Next Step Capital II, LLC	554,940	(1)(2)	Sole as to 277,470, shared as to 277,470	Shared
Maurice Marciano Special Exempt Trust	349,491	(1)(2)	Sole	Shared
MM CRUT, LLC	1,955,000	(1)(2)	Shared	Shared
Maurice Marciano Charitable Remainder Unitrust II	1,797,522	(1)(2)	Shared	Shared
Paul Marciano Special Exempt Trust	349,491		None	Sole
Nonexempt Gift Trust under the Next Step Trust	370,309	(2)	Sole	Sole
Exempt Gift Trust under the Next Step Trust	105,977	(2)	Sole	Sole
Paul Marciano Foundation	234,500	(3)	Sole	Sole
Options exercisable by Reporting Person within 60 days	173,700		Sole	Sole
Options exercisable by Maurice Marciano within 60 days	66,525	(1)(2)	Shared	Shared
(1) Includes shares which are also deemed to be beneficially owned by the Reporting Person’s brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2) The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3) The Reporting Person has no pecuniary interest in these shares, which are owned by a nonprofit corporation.
_____________________________________

(c) No transactions in shares of Common Stock have been effected in the past sixty days.

(d) See Item 5(b)

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.     Material to Be Filed as Exhibits
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2020

/s/ Paul Marciano
PAUL MARCIANO